

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2014

Via E-Mail
Mr. Graham Kerr
Chief Financial Officer
BHP Billiton Limited and BHP Billiton PLC
171 Collins Street
Melbourne, Victoria 3000,
Australia

> **Re:** **BHP Billiton Limited and BHP Billiton PLC**
> **Form 20-F for the Fiscal Year Ended June 30, 2013**
> **Filed September 25, 2013**
> **File Nos. 001-09526 and 001-31714**

Dear Mr. Kerr:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2013

2.13 Reserves, page 117

2.13.2 Ore Reserves, page 124

1. We note your 2013 reserve tabulations for your Iron Ore and Metallurgical Coal groups. Please confirm the Mt. Newman reserves include Orebody 24, and the Caval Ridge reserves are included with the Peak Downs reserves. In addition, tell us why the Jensen Potash project does not report reserves despite being in the development stage with significant capital investment, demonstrated technical feasibility, and economic viability.

2.   Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your Jensen project, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

9 Consolidated Financial Statements, Page F-1

9.1.6 Notes to Financial Statements Page F-7

2. Segment Reporting, page F-26

3.   We note that as a result of organizational changes in 2013, you have consolidated your
        previously reported Consumer Sector Groups (CSGs) into five Businesses and reduced
        the number of segments that you report in your financial statements.   For example, we
        note that you have combined the Metallurgical Coal CSG and Energy Coal CSG into the
        Coal Business segment and aggregated the former Aluminum CSG, Manganese CSG and
        Stainless Steel Materials CSG into a single reportable segment called the Aluminum,
        Manganese and Nickel Business. Please tell us how the aggregation of your former
        CSGs into the five Businesses is consistent with the provisions of IFRS 8. Your response
        should address the following points:

   - Describe the changes in processes and information that are utilized by your chief
     operating decision maker in assessing the performance and allocation of resources
     to your segments.

   - Specify each of the operating segments that you identified in accordance with
     paragraphs 5 through 10 of IFRS 8,

   - Identify the operating segments that meet the quantitative thresholds in
     paragraphs 13-19 of IFRS 8, and

   - Explain the basis for aggregating your identified operating segments into your
     current reportable segments given the aggregation criteria in paragraph 12 of
     IFRS 8.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa, Branch Chief at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining